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   CUSIP No. 930888  10 2                              Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULE 13-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. _)*

                          Wake Forest Bancshares, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   930888 10 2
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                                 (CUSIP Number)

                                Anna O. Sumerlin
                             302 South Brooks Street
                        Wake Forest, North Carolina 27587
                          Telephone No. (919) 556-5146
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 7, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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   CUSIP No. 930888  10 2                              Page 2 of 8 Pages
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1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wake Forest Bancorp, M.H.C.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) G

     Not Applicable
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF         7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY             635,000
   OWNED BY         ------------------------------------------------------------
    EACH            8     SHARED VOTING POWER
  REPORTING
   PERSON                 -0-
    WITH            ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                          635,000
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     635,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52%
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14   TYPE OF REPORTING PERSON*

     HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          The securities to which this Schedule 13D relate are the shares of common stock, par value $.01 per share (the "Common Stock"), of Wake Forest Bancshares, Inc. (the "Issuer"), a federally chartered corporation having its principal executive office at 302 South Brooks Street, Wake Forest, North Carolina 27587.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is being filed by Wake Forest Bancorp, M.H.C., a federally chartered mutual holding company ("Wake Forest Bancorp, M.H.C." or the "Company"). The Company's principal business is holding 52% of the Common Stock of the Issuer. The business address of the Company is 302 South Brooks Street, Wake Forest, North Carolina 27587.

     The following information is being provided with respect to each executive officer and director of the Company ("Insiders").

      NAME               PRINCIPAL OCCUPATION OR EMPLOYMENT
      ----               ----------------------------------
Howard L. Brown          President, Director and Acting Chairman of the Board of Company and Director
                         and Acting Chairman of the Board of Issuer and retired from oil distribution business.

Anna O. Sumerlin         Executive Vice President and Director of Company and President, Chief
                         Executive Officer and Director of Issuer.

Paul K. Brixhoff         Director and retired from automotive parts supply business.

John D. Lyon             Director and owner of state certified appraisal company.

Harold R. Washington     Director and retired automobile distributor.

R.W. Wilkinson, III      Director and retired Managing Officer of Issuer.

Leelan Woodlief          Director and owner of Woodlief Supply Co., a farming supply store.

William S. Wooten        Director and owner of dental practice.

Carlton E. Chappell      Vice President, Secretary and Treasurer of Company and Issuer.

Robert C. White          Vice President and Chief Financial Officer

     (d) During the last five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                               Page 3 of 8 Pages

     (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Company or any of the Insiders being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Insiders are U.S. citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Note: Information provided for this item reflects events from May 7, 1999, the date of the event which requires filing of this schedule.

     On May 7, 1999, the Issuer was formed for the purpose of becoming the stock holding company of Wake Forest Federal Savings & Loan Association (the "Association") in a stock exchange with the Company pursuant to an Agreement and Plan of Reorganization (the "Plan of Reorganization"), approved by the Board of Directors on November 16, 1998. Pursuant to the Plan of Reorganization the Association became the wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Reorganization"). In the Reorganization, each outstanding share of the common stock of the Association was converted into one share of the Issuer's Common Stock and the holders of the Association's common stock became holders of all of the outstanding Common Stock of the Issuer. On May 7, 1999, the Company issued 1,215,862 shares of Common Stock and 1,215,862 shares of Common Stock were received by shareholders of the Association in the stock exchange pursuant to the Reorganization.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to the Insiders:

The following table sets forth information with respect to the shares of Common Stock beneficially owned by each director of the Company, by each executive officer of the Company and all directors and executive officers of the Company as a group as of April 30, 1999. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock indicated.


                               Page 4 of 8 Pages

                                                                    AMOUNT AND NATURE            PERCENT OF
                                       POSITION WITH                  OF BENEFICIAL             COMMON STOCK
       NAME                           THE ASSOCIATION                OWNERSHIP(1)(2)            OUTSTANDING
       ----                           ---------------                ---------------            ------------
Anna O. Sumerlin               Director, President and Chief            23,134(3)                     1.90%
                               Executive Officer

Paul K. Brixhoff               Director                                 5,808(4)                      *

John D. Lyon                   Director                                 16,103(5)                     1.29%

Harold R. Washington           Director                                 2,608(6)                      *

R.W. Wilkinson, III            Director and Vice-Chairman               5,808(7)                      *

William S. Wooten              Director                                 1,325                         *

Howard L. Brown                Director, Chairman of                    6,308(8)                      *
                               the Board

Leelan A. Woodlief             Director                                 4,308(9)                      *

Rodney M. Privette             Director                                   100                         *

Robert C. White                Vice President and Chief                    --                        --
                               Financial Officer

Carlton C. Chappell            Vice President, Secretary and           10,127(10)                     *
                               Treasurer

All directors and executive officers as a group                       102,119                         8.40%

----------
*    Less than one percent.

(1) All persons shown in the above table have sole voting and investment power, except as otherwise indicated.

(2) The figures shown for Ms. Sumerlin do not include 26,490 shares held in trust pursuant to the Employee Stock Ownership Plan of Wake Forest Federal Savings & Loan Association ("ESOP") that have not been allocated to any individual's account and as to which Ms. Sumerlin shares voting power with other ESOP participants and the Association's Compensation Committee (consisting of Messrs. Woodlief, Brown and Wilkinson (the "ESOP Committee"). The figure shown for all directors and executive officers as a group includes such 26,490 shares as to which the members of the ESOP Committee may be deemed to have sole investment power, except in limited circumstances, thereby causing each Committee member to be deemed a beneficial owner of such shares. Each of the members of the ESOP Committee disclaims beneficial ownership of such shares and, accordingly, such shares are not attributed to the members of the ESOP Committee individually.

(3) Includes 8,545 shares as to which Ms. Sumerlin may be deemed to share voting and investment power; includes options to purchase 5,400 shares of Common Stock at $12.75 per share option plan granted under the Wake Forest Savings & Loan Association 1997 Stock Option Plan ("Option Plan"); includes 2,226 shares of Common Stock granted under the Wake Forest Savings & Loan Association 1997 Recognition and Retention Plan ("RRP"); includes 4,782 shares of Common Stock allocated to Ms. Sumerlin under the ESOP as to which she has voting power, but no investment power except in limited circumstances; includes 2,181 shares of Common Stock held in Ms. Sumerlin's IRA account.

(4) Includes options to purchase 926 shares of Common Stock at $12.75 per share option plan granted under the Wake Forest Savings & Loan Association 1997 Stock Option Plan ("Option Plan") and 382 shares of Common Stock granted under the RRP.

(5) Includes 7,595 shares as to which Mr. Lyon may be deemed to share voting and investment power; includes options to purchase 926 shares of Common Stock at $12.75 per share granted under the Option Plan and 382 shares of Common Stock granted under the RRP.

(6) Includes options to purchase 926 shares of Common Stock at $12.75 per share granted under the Option Plan and 382 shares of Common Stock granted under the RRP.

(7) Includes 900 shares as to which Mr. Wilkinson may be deemed to share voting and investment power; includes options to purchase 926 shares of Common Stock at $12.75 per share granted under the Option Plan and 382 shares of Common Stock granted under the RRP.

(8) Includes options to purchase 926 shares of Common Stock at $12.75 per share granted under the Option Plan and 382 shares of Common Stock granted under the RRP.

(9) Includes options to purchase 926 shares of Common Stock at $12.75 per share granted under the Option Plan and 382 shares of Common Stock granted under the RRP.

(10) Includes options to purchase 5,400 shares of Common Stock at $12.75 per share granted under the Option Plan and 2,226 shares of Common Stock granted under the RRP.


                               Page 5 of 8 Pages

ITEM 4.   PURPOSE OF TRANSACTION

     The reorganization into the "two-tier" mutual holding company structure was accomplished under the Plan of Reorganization, which was unanimously approved by the Board of Directors on November 16, 1998. Pursuant to the Plan of Reorganization, the Association became a wholly owned subsidiary of the Issuer which became majority owned by Wake Forest Bancorp, M.H.C. In the Reorganization, each outstanding share of the Association's common stock was be converted into one share of the Issuer's Common Stock and the holders of the Association's common stock became the holders of all of the outstanding Issuer's Common Stock. Accordingly, as a result of the Reorganization, the Association's minority shareholders became minority shareholders of the Issuer. The Board of Directors of the Association believes that the formation of the Issuer as a subsidiary of the MHC is in the best interests of shareholders and offers greater operating flexibility than is available to the Association in its mutual holding company structure prior to the Reorganization. Establishing the Issuer as a subsidiary of the MHC permits the Issuer to conduct activities and make investments for the benefit of all shareholders. Management believes that it will also provide enhanced ability to invest through the Issuer, facilitate mergers, acquisitions and stock repurchases.

     The purpose of the acquisition of shares of the Issuer's Common Stock reported herein is for investment. However, the shares reported on this Schedule 13D were issued to the Company and the Company has the intention of exercising control over the Issuer. The shares reported on this schedule 13D were not purchased by the Insiders with the intention of exercising control over the Issuer. While the Company and the Insiders intend to exercise their rights as majority stockholder and stockholders, respectively, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     In the future, Wake Forest Bancorp, M.H.C. and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or it may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including general economic conditions, market prices for the Common Stock, receipt of any necessary regulatory approval and other factors.


                               Page 6 of 8 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Wake Forest Bancorp, M.H.C. directly and beneficially owns an aggregate of 635,000 shares of Common Stock or 52% of the shares outstanding on April 30, 1999 as calculated by the Issuer. See Item 3 for information with respect to the Insiders regarding beneficial ownership of the Issuer's Common Stock.

     (b) Wake Forest Bancorp, M.H.C. has sole power to vote or to direct the vote of and has sole power to dispose or to direct the disposition of 635,000 shares of Common Stock. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them.

     (c) Except for the shares listed in this Schedule 13D, neither the Company nor any of the other individuals identified in Item 2 hereof has effected any transaction in the Issuer's Common Stock within the past 60 days.

     (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this schedule.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As of the date of this Schedule 13D, neither the Company nor any of the other individuals identified in Item 2 hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS

None.


                                Page 7 of 8 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Wake Forest Bancorp, M.H.C.

                                        By:   /s/ Anna O. Sumerlin
                                           -------------------------------------
                                           Anna O. Sumerlin,
                                           President and Chief Executive Officer

May 7, 1999





                                Page 8 of 8 Pages